AVIAT NETWORKS 5200 Great America Parkway Santa Clara, CA 95054 Phone: +1 408 567 7000 Fax: +1 408 567 7111 WWW.AVIATNETWORKS.COM

February 8, 2011

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Washington, DC 20549

Re:	Aviat Networks, Inc., Form10-K for the Year Ended July 2, 2010 filed Sept. 9, 2010

File Number 001-33278

Dear Mr. Spirgel,

On behalf of Aviat Networks, Inc. (“Aviat Networks”), I confirm receipt of your letter dated February 4, 2011 detailing specific comments to Items in the Aviat Networks Form 10-K.

Currently, Aviat Networks, Inc. is in the midst of filing the Form 10-Q for the second quarter of its fiscal year 2011 and immediately following the filing, must prepare materials for the quarterly Board and Board committee meetings. Since the same resources are involved in the preparation and review of the Company’s response to the SEC’s comments as are involved in the preparation of the Company’s Board materials and key filings, the Company requests an extension of five additional business days such that the response is submitted on February 28th. Please note that this date includes President’s Day, which is a federal holiday.

Thank you for your consideration

Sincerely,

/s/ Thomas L. Cronan III

Thomas L. Cronan III

Senior Vice President, Chief Financial Officer